82.4776



saipem

Via Martiri di Cefalonia, 67
20097 San Donato Milanese
Tel. +39 02520 Fax +39 02520 44415
www.saipem.eni.it





09046338

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Prot. SEGR/ 273

San Donato M.se, June 3, 2009

Re: Saipem S.p.A. - File No. 82.4776

SUPPL

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 8th April 2009
- Saipem Press Release dated 28th April 2009
- Interim report at March 31, 2009
- Saipem Press Release dated 8th May 2009
- Saipem Press Release dated 13th May 2009
- Saipem Press Release dated 18th May 2009
- Saipem Press Release dated 25th May 2009

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Giulio Bozzini, telephone number -- (2) 52033202 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

dlw 6/15

Saipem
General Affairs Dept.
Company's Secretary Office Manager
Michele Nebbioli


LLOYD'S REGISTER QUALITY ASSURANCE
ISO9001
UKAS
QUALITY MANAGEMENT
001

saipem spa
Sede legale di San Donato Milanese, Via Martiri di Cefalonia, 67
Capitale Sociale Euro 441.410.900 i.v.
Registro Imprese di Milano, Codice Fiscale 00825790157
Partita Iva 00825790157, R.E.A. Milano n. 788744
Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of April 2009, May 2009

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776

---

saipem



Saipem: annual corporate governance report now available

San Donato Milanese (Milan), 8 April 2009 – Saipem wishes to announce that its annual corporate governance report is available to the public at the Saipem and Borsa Italiana offices, and can be downloaded from the company's website www.saipem.eni.it

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competencies such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

saipem



Saipem Shareholders approve the 2008 Financial Statements

Dividend of Euro 0.55 per ordinary share and Euro 0.58 per savings share

San Donato Milanese (Milan), 28 April 2009 - Today, the shareholders of Saipem S.p.A. approved the 2008 Financial Statements and the distribution of a dividend of Euro 0.55 per ordinary share (Euro 0.44 in 2007) and Euro 0.58 per savings share (Euro 0.47 in 2007), at the General Shareholders' Meeting.

Dividends will be paid from May 21, 2009; ex-date: May 18, 2009.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competencies such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

82.4776



saipem

A Joint Stock Company with Registered Office
In San Donato Milanese, Italy
Fully paid-up Share Capital
Euro 441,410,900
Fiscal Code and Milan Companies' Register
No. 00825790157
Switchboard: +39-025201
Fax +39-0252054295
www.saipem.eni.it

Saipem:
Board of Directors approves Interim Report at March 31, 2009

- **Adjusted net profit for the first quarter of 2009 of €186 million, up 26.5% versus €147 million in the first quarter of 2008.**
- **New contracts won amount to €2,518 million; the backlog at March 31, 2009 stands at €19,045 million.**
- **Investments of €495 million, 17.3% higher than the €422 million in the same period of 2008.**

San Donato Milanese, April 22, 2009. The Board of Directors of Saipem S.p.A. today reviewed the Saipem Group's Interim Report at March 31, 2009 (not subject to audit).

(million euro)

	Q1 2008	Q4 2008	Q1 2009	Q1 2009 vs Q1 2008 (%)
Revenues	2,236	2,833	2,578	15.3
Operating profit	230	309	284	23.5
Net profit adjusted	147	214	186	26.5
Net profit	327	224	186	(43.1)
Cash flow adjusted	228	308	293	28.5
Investments	422	585	495	17.3
New contracts	2,255	2,897	2,518	11.7

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Investments in the first quarter of 2009 amounted to €495 million (€422 million in the first quarter of 2008) and included:

- €200 million in the Offshore sector relating mainly to the purchase of the lay barge Piper, the construction of a new pipelayer and an ultra-deepwater Field Development

Ship, the development of a new fabrication yard in Indonesia, and maintenance and upgrading of the existing asset base;
- €219 million in the Offshore Drilling sector, relating to the construction of two semi-submersible rigs, a new ultra-deep water drillship and a jack-up, in addition to maintenance and upgrading of the existing asset base;
- €68 million in the Onshore Drilling sector for the upgrading of existing assets and the construction of five rigs, for which long-term contracts have already been secured;
- €8 million in the Onshore sector for maintenance and upgrading of the existing asset base.

Net financial debt at March 31, 2009 amounted to €2,514 million, representing an increase of €482 million from December 31, 2008, attributable mainly to investments made during the period and a reduction in client advances compared to the exceptionally high level at the end of 2008.

New contracts and backlog
During the first quarter of 2009, Saipem was awarded new contracts amounting to €2,518 million (compared to €2,255 million in the first quarter of 2008).
The most significant orders awarded in the first quarter include orders for:

Onshore:
- the joint venture Eni-Sonatrach, the EPC project in Algeria, for the facilities for natural gas extracted from the Menzel Ledjmet East field and from the future developments of the CAFC (Central Area Field Complex). The contract encompasses the EPC (engineering, procurement and construction) of the natural gas gathering systems and processing plant and the related export pipelines;

Offshore:
- the increase in workscopes of various contracts in the backlog;

Offshore Drilling:
- Burullus Gas Company, the extension until the fourth quarter of 2014 of the charter contract for the semi-submersible platform Scarabeo 6 in Egypt.

Saipem Group's backlog at March 31, 2009 stands at €19,045 million.

Management outlook for 2009 and medium-term outlook
Weakness in hydrocarbon demand and prices coupled with much tighter access to credit have led to a reduction in spending by the Oil Industry and a consequent deterioration in the oil services market. When analysing the outlook for the oil industry it is worth noting that while the collapse of hydrocarbon prices has an immediate impact on Oil Company profits, the impact on Contractors is temporarily delayed by the execution of orders in the backlog. Saipem's very high backlog mostly comprising long-term contracts further dilutes the impact of the current crisis.
Notwithstanding the expected future impact of the current crisis, for 2009 Saipem forecasts the achievement of largely positive results: revenues approaching €10 billion, EBITDA slightly higher than 2008, and operating profits of around €1 billion. This forecast is based on the assumption, which at present seems likely, that cancellations or renegotiations will have no significant impact on the backlog. Investments for 2009 are confirmed to be in the region of €1.6 billion.
In the longer term Saipem's volumes and profits, although directly related to Oil Industry spending, will benefit from an industrial model that is especially competitive for the execution of complex projects in strategic areas. This renders Saipem less exposed, compared to its competitors, to the cyclical nature of the market.

This press release containing the consolidated results of the first quarter of 2009 (not subject to audit) constitutes the Interim Report pursuant to article 154-ter of Law 58/98. Economic and financial data have been prepared in compliance with the criteria set by the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and adopted by the European Commission, in accordance with art. 6 of EC Regulation no. 1606/2002 by the European Parliament and Council of Ministers on July 19, 2002. Data pertaining to the Income Statement refer to the first quarter of 2009 and the first and fourth quarters of 2008. Balance sheet data refer to March 31, 2009 and December 31, 2008. Financial tables match those contained in the Half-year and Annual Financial Report.

Saipem's Chief Financial Officer, Mr Giulio Bozzini, in his capacity as manager responsible for the preparation of the Company's financial reports, certifies, pursuant to art. 154-bis paragraph 2 of Legislative Decree no. 58/1998, that data and information disclosed in this press release correspond to the Company's evidence and accounting books and entries.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Contact details
Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Analysis by business sector

Offshore:

(million euro)

	Q1 2008	Q4 2008	Q1 2009	Q1 2009 vs Q1 2008 (%)
Revenues	856	1,095	1,005	17.4
Expenses	(703)	(888)	(816)	16.1
Depreciation and amortisation	(39)	(47)	(50)	28.2
Operating profit	114	160	139	21.9
EBITDA %	17.9	18.9	18.8	
EBIT %	13.3	14.6	13.8	
New contracts	1,581	692	561	

The backlog as at March 31, 2009 amounted to €4,238 million, of which €1,823 million is to be realised in 2009.

- Revenues for the first quarter of 2009 amounted to €1,005 million, representing a 17.4% increase compared to the same period of 2008, mainly due to higher levels of activity in West and North Africa, and in the Mediterranean Sea.

- Operating profit for the first quarter of 2009 amounted to €139 million, equal to 13.8% of revenues, versus €114 million, equal to 13.3% of revenues, in the first quarter of 2008. EBITDA margin stood at 18.8% compared to 17.9% in the same period of 2008. This increase in margin is attributable to improved contract conditions and a strong operating performance.

Onshore:

(million euro)

	Q1 2008	Q4 2008	Q1 2009	Q1 2009 vs Q1 2008 (%)
Revenues	1.173	1.504	1.307	11.4
Expenses	(1.102)	(1.399)	(1.217)	10.4
Depreciation and amortisation	(12)	(13)	(12)	-
Operating profit	59	92	78	32.2
EBITDA %	6.1	7.0	6.9	
EBIT %	5.0	6.1	6.0	
New contracts	464	1,804	1,621	

The backlog as at March 31, 2009 amounted to €9,515 million, of which €2,871 million is to be realised in 2009.

- Revenues for the first quarter of 2009 amounted to €1,307 million, representing a 11.4% increase compared to the same period of 2008, attributable mainly to increased activity in North Africa.

- Operating profit for the first quarter of 2009 amounted to €78 million, versus €59 million in the first quarter of 2008, with the margin on revenues rising from 5% to 6%. EBITDA margin stood at 6.9% compared to 6.1% in the same period of 2008. This increase in margin is attributable to strong operational performance and improved contract conditions.

Offshore Drilling:

(million euro)

	Q1 2008	Q4 2008	Q1 2009	Q1 2009 vs Q1 2008 (%)
Revenues	117	113	137	17.1
Expenses	(57)	(63)	(66)	15.8
Depreciation and amortisation	(17)	(16)	(23)	35.3
Operating profit	43	34	48	11.6
EBITDA %	51.3	44.2	51.8	
EBIT %	36.8	30.1	35.0	
New contracts	131	–	316	

The backlog as at March 31, 2009 amounted to €3,938 million, of which €433 million is due to be realised in 2009.

- Revenues for the first quarter of 2009 amounted to €137 million, representing a 17.1% increase on the same period of 2008, attributable mainly to the full scale activities of the jack-up Perro Negro 7 and the Tender Assisted Drilling Barge, as well as to higher contract rates.
- Operating profit for the first quarter of 2009 amounted to €48 million, compared to €43 million in the first quarter of 2008, with a margin on revenues decreasing from 36.8% to 35%. EBITDA margin stood at 51.8% compared to 51.3% in the same period of 2008 thanks to higher margins on rates.
- Vessel utilisation in the first quarter 2009 and the impact of programmed maintenance for 2009 were as follows:

Vessel	***Q1 2009***		***2009***
	Under contract (days)	***Idle***	***Idle due to class reinstatement works (days)***
Semi-submersible platform Scarabeo 3	90	–	–
Semi-submersible platform Scarabeo 4	–	90 a	155
Semi-submersible platform Scarabeo 5	90	–	
Semi-submersible platform Scarabeo 6	90	–	108
Semi-submersible platform Scarabeo 7	71	19 a	19
Drillship Saipem 10000	90	–	–
Jack-up Perro Negro 2 (*)	90	–	–
Jack-up Perro Negro 3	90	–	–
Jack-up Perro Negro 4	90	–	30
Jack-up Perro Negro 5	90	–	–
Jack-up Perro Negro 7	90	–	–
Tender Assisted Drilling Barge	90	–	31

a = the vessel underwent class reinstatement works.
(*) the vessel is not under contract from 1st April.

Onshore Drilling:

(million euro)

	Q1 2008	Q4 2008	Q1 2009	Q1 2009 vs Q1 2008 (%)
Revenues	90	121	129	43.3
Expenses	(63)	(80)	(88)	39.7
Depreciation and amortisation	(13)	(18)	(22)	69.2
Operating profit	14	23	19	35.7
EBITDA %	30.0	33.9	31.8	
EBIT %	15.6	19.0	14.7	
New contracts	79	401	20 (*)	

(*) new contracts amount to €27 million euro, net of cancellations of contracts in the backlog of € 7 million.

The backlog as at March 31, 2009 amounted to €1,354 million of which €363 million is due to be realised in 2009.

- Revenues for the first quarter of 2009 amounted to €129 million, representing a 43.3% increase compared to the same period of 2008, due mainly to the start of operations of new rigs in South America and Ukraine.

- Operating profit for the first quarter of 2009 amounted to €19 million, compared to €14 million in the first quarter of 2008, with a margin on revenues decreasing from 15.6% to 14.7%. EBITDA margin stood at 31.8% compared to 30% in the same period of 2008 thanks to higher margins on rates.

- Average utilisation of rigs in the first quarter of 2009 stood at 93.9% (unchanged from the same period of 2008). At the end of March 2009 the Company owned 76 rigs (in addition to 3 rigs under construction) located as follows: 30 in Venezuela, 16 in Perù, 9 in Arabia Saudita, 7 in Algeria, 3 in Kazakhstan, 3 in Brasile, 3 in Italia, 2 in Ucraina, 1 in Ecuador, 1 in Colombia e 1 in Egitto. In addition, 5 third-party rigs were deployed in Peru, 5 third-party rigs by the joint-venture company SaiPar and 2 third-party rigs in Kazakhstan.

Attachments:

Reclassified consolidated balance sheet, reclassified consolidated income statements by nature and destination of costs and reclassified statement of cash flow.

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euro)

	December 31, 2008		March 31, 2009	
Net tangible fixed assets		5,171		5,584
Net intangible fixed assets		755		754
		5,926		6,338
- Offshore	2,631		2,791	
- Onshore	497		493	
- Offshore Drilling	2,149		2,355	
- Onshore Drilling	649		699	
Financial investments		43		46
Non-current assets		**5,969**		**6,384**
Net current assets (*)		**(1,054)**		**(848)**
Net assets available for disposal and associated net financial debt		**68**		**68**
Employee termination indemnities		**(173)**		**(175)**
CAPITAL EMPLOYED		**4,810**		**5,429**
Shareholders' equity		**2,757**		**2,889**
Minority interest in net equity		**21**		**26**
Net debt		**2,032**		**2,514**
COVER		**4,810**		**5,429**
Leverage (net debt/shareholders' equity)		**0.74**		**0.87**
SHARES ISSUED AND OUTSTANDING		**441,410,900**		**441,410,900**

(*) of which Client advances — *954* (December 31, 2008); *844* (March 31, 2009)

RECLASSIFIED CONSOLIDATED INCOME STATEMENT
BY
NATURE OF COSTS

(million euro)

Q4 2008		Q1 2008	Q1 2009
2,833	Operating revenues	2,236	2,578
3	Other revenues and income	3	3
(2,012)	Purchases, services and other costs	(1,590)	(1,817)
(421)	Payroll and related costs	(338)	(373)
403	**GROSS OPERATING PROFIT**	**311**	**391**
(94)	Amortisation, depreciation and write-downs	(81)	(107)
309	**OPERATING PROFIT**	**230**	**284**
(24)	Financial expenses	(25)	(26)
20	Income from investments	2	3
305	**INCOME BEFORE INCOME TAXES**	**207**	**261**
(79)	Income taxes	(60)	(70)
226	**INCOME BEFORE MINORITY INTEREST**	**147**	**191**
(12)	Minority interest	–	(5)
214	**ADJUSTED NET PROFIT**	**147**	**186**
10	Capital gain from the disposal of non-core assets	185	–
–	Tax charge	(5)	–
224	**NET PROFIT**	**327**	**186**
318	**CASH FLOW (Net profit + Depreciation and amortisation)**	**408**	**293**

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
DESTINATION OF COSTS

(million euro)

Q4 2008		Q1 2008	Q1 2009
2,833	Operating revenues	2,236	2,578
(2,434)	Production costs	(1,916)	(2,206)
(10)	Idle costs	(15)	(13)
(26)	Selling expenses	(28)	(26)
(4)	Research and development costs	(3)	(3)
(5)	Other operating income (expenses), net	2	(1)
354	**CONTRIBUTION FROM OPERATIONS**	**276**	**329**
(45)	General and administrative expenses	(46)	(45)
309	**OPERATING PROFIT**	**230**	**284**
(24)	Financial expenses	(25)	(26)
20	Income from investments	2	3
305	**INCOME BEFORE INCOME TAXES**	**207**	**261**
(79)	Income taxes	(60)	(70)
226	**INCOME BEFORE MINORITY INTEREST**	**147**	**191**
(12)	Minority interest	–	(5)
214	**NET PROFIT ADJUSTED**	**147**	**186**
10	Capital gain from the disposal of non-core assets	185	–
–	Tax charge	(5)	–
224	**NET PROFIT**	**327**	**186**
318	**CASH FLOW (Net profit + Depreciation and amortisation)**	**408**	**293**

RECLASSIFIED STATEMENT OF CASH FLOW

(million euro)

Q4 2008		Q1 2008	Q1 2009
224	Net profit	327	186
12	Minority interest	–	5
	Adjustments to reconcile cash generated from operating income before changes in working capital:		
94	Depreciation, amortisation and other non-monetary items	(81)	107
254	Variation in working capital relating to operations	(24)	(271)
584	**Net cash flow from operations**	**222**	**27**
(588)	Investments in tangible and intangible fixed assets	(422)	(495)
18	Disposals	280	–
14	**Free cash flow**	**80**	**(468)**
–	Buy-back of treasury shares	(15)	–
–	Cash flow from share capital and reserves	–	–
49	Effect of exchange rate differences and other changes on net debt	(6)	(14)
63	**Change in net debt**	**59**	**(482)**
2,095	**Net debt at beginning of period**	**1,694**	**2,032**
2,032	**Net debt at end of period**	**1,635**	**2,514**

FINANCIAL POSITION AT MARCH 31, 2009

Medium/long term financial liabilities (78% €uro: 21% $USA, 1% other currencies) (82% fixed rate; 18% variable rate)	1,179ml €uro
Short-term financial liabilities (73% €uro: 14% $USA; 13% other currencies)	2,776ml €uro
Total financial liabilities	3,955ml €uro
Cash and cash equivalents (56% €uro; 22% $USA; 22% other currencies)	1,441ml €uro
Total net financial debt	2,514 ml €uro
Un-utilised credit lines	868ml €uro
Average cost of debt in the first quarter of 2009	2.81%
Financial expenses capitalized in the first quarter of 2009	11 ml €uro

saipem



Saipem awarded a new € 200 million onshore contract in Algeria

San Donato Milanese (Milan), 8 May 2009 – Saipem has been awarded a new onshore contract in Algeria worth approximately 200 million euro.

The Algerian oil company Sonatrach has awarded Saipem the contract for the EPC (engineering, procurement and construction) of a marine export terminal for the future urea/ammonia plant to be built near the Algerian city of Arzew, about 400 kilometres west of Algiers.

The overall work on the project will be completed within 23 months.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@Saipem.eni.it

saipem



Saipem wins US$ 280 million offshore contract in Indonesia

San Donato Milanese (Milan), 13 May 2009 – Saipem has been awarded a new offshore contract for the development of the Gajah Baru field located in the Natuna block 'A' in the West Natuna Sea, off the coast of Indonesia.

Saipem, as the leader in a consortium with PT SMOE Indonesia, has been awarded by Premier Oil Natuna Sea B.V. the EPCI contract (engineering, procurement, construction and installation) for the Central Processing Platform (weighing a total of 12,900 tons), the Wellhead Platform, a connecting bridge and a 16" gas export pipeline 3-kilometres long.

Saipem's contract portion is worth approximately US$280 million, and includes engineering, procurement, transport and installation of the platforms and pipeline.

The Central Processing Platform will be installed using the "floatover" method, while other platform facilities and pipeline will be installed using Saipem's Castoro Otto derrick/lay barge. The marine activities will be completed in the fourth quarter of 2011.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@Saipem.eni.it

saipem



Saipem wins a new US$1 billion offshore contract in Kazakhstan

San Donato Milanese (Milan), 18 May 2009 – Saipem has been awarded a new offshore contract in Kazakhstan, as part of the experimental programme of the Kashagan field development, located in the northern part of the Caspian Sea, for the production of crude oil and associated gases by an artificial offshore facilities system denominated Block D and Block A.

Saipem, in partnership with Aker Solutions, has been awarded by Agip KCO the contract for activities for the hook-up and commissioning of the offshore facilities as well as for the inshore completion and pre-fabrication to be executed in the Kuryk yard in Kazakhstan.

Saipem's portion of the contract is worth approximately US$1 billion.

The marine activities will be carried out using five barges converted into temporary living quarters and offices, as well as temporary barges, which Saipem refurbished and prepared according to the preliminary contract signed with Agip KCO in 2007. The activities will be completed by 2012.

The very shallow water, the severe weather and the stringent environmental restrictions alongside the lack of infrastructure for the offshore industry make the project particularly complex and challenging.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@Saipem.eni.it

saipem



Saipem Board of Directors approves the incorporation of Snamprogetti Sud and the new management structure

San Donato Milanese (Milan), 25 May 2009 – Today, the Board of Directors of Saipem approved the incorporation of Snamprogetti Sud into Saipem, thus completing the process for the rationalisation of the Company holding structure, which began last year with the merger of Saipem and Snamprogetti.
This process improves onshore business integration, maximises Group synergies and provides financial and operational benefits.
As Saipem directly holds the entire share capital of the company to be merged, this allows for the application of the streamlined merger procedure pursuant to art. 2505 of the Italian Civil Code, according to which the merger is to be approved by the companies' respective Boards of Directors.
The objective of this operation is to rationalise the holdings of Saipem and improve management efficiency.
The merger will have no financial or economic impact on the Company's consolidated financial statements and will be carried out based on the financial statements at December 31, 2008, approved by the shareholders' meetings of both companies.
As this merger does not exceed the significance parameter envisaged by art.70, paragraph 4, of Consob Issuers' Regulation no. 11971/1999, there is no requirement to issue an information document.
Since Saipem is the sole shareholder of the company to be merged, no financial evaluation was carried out to determine its share exchange ratio, and no Saipem shares will be allocated. As a result of the merger, shares and quotas issued by the company to be merged will be cancelled.
Operations by the Company to be merged will be posted to the financial statements of Saipem from January 1, 2009.
The merger will not generate gains, or distribution thereof, and will therefore have no fiscal impact for either Saipem or the company to be merged.
The merger will have no impact on Saipem's shareholder structure or corporate purpose, since this already includes that of the company to be merged.
The merger is expected to be finalised by October 2009, on the day the documents provided for by art. 2504 of the Italian Civil Code are lodged with the Register of Companies'.

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The Board of Directors also approved Saipem's new management structure, which sees all three Business Units reporting directly to the Deputy Chairman and CEO Pietro Franco Tali, and the creation of a new position, Deputy CEO, responsible for business support services (assets, procurement, multi-business engineering), Integrated Projects, the co-ordination of Country Managers, and the QHSE/Sustainability and Risk Management functions.
Saipem's Managing Director Hugh James O'Donnell has taken up the position of Deputy CEO.
The Heads of the three Business Units, Giuseppe Caselli (Drilling BU), Yves Inbona (Offshore BU) and Pietro Varone (Onshore BU) have been appointed COOs for their respective areas. The role alignment of the three COOs implies the revocation of the position of Offshore General Manager.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

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Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
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